

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 2, 2009

Via U.S. Mail

Hector Francisco Vasquez Davis
Principal Executive Officer, President and Director
Pana-Minerales S.A.
Primera Calle El Carmen
EDF. PH Villa Medici
Apt. 28, Torre C
Panama, Rep. of Panama

   Re: Pana-Minerales S.A
     Amendment No. 1 to Registration Statement on Form S-1
     Filed December 2, 2008
     File Number 333-154218

Dear Mr. Davis:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 2 that this transaction is eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i). You are offering for resale a large number of securities held by Mr. Davis, who is the sole selling shareholder, sole officer, and sole director of Pana-Minerales S.A., the owner of 100% of its outstanding shares, and the underwriter of the offering. Notwithstanding your disclosure that Pana-Minerales S.A. will not receive any proceeds from the offering, we generally view a resale transaction of this type as an offering "by or on behalf of the registrant". Therefore, we are unable to agree with your analysis that this transaction is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i).

2.   We are unable to agree with your response to our prior comment 2 that this transaction is appropriately characterized as a transaction that is eligible to be made on a delayed continuous basis pursuant to Rule 415(a)(1)(ix). Your filing states the following:

- Use of Proceeds, page 13; Plan of Distribution, page 14; and Selling Security Holder, page 15: the Selling Security Holder may "from time to time" offer and sell all or a portion of the shares of common stock.

- Selling Security Holder, page 15: "[T]he Selling Security Holder may offer all or part of the shares owned for resale from time to time. The Selling Security Holder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is the Selling Security Holder obligated to sell all or any portion of the shares at any time."

- Determination of Offering Price, page 16: "The Selling Security Holder is free to offer and sell his common shares at such times and in such manner as he may determine."

We conclude that the offering as described in your registration statement is not eligible to be made under with Rule 415(a)(1)(ix), which pertains to offerings of securities which will be commenced promptly, will be made on a continuous basis, and may continue for a period of time in excess of 30 days from the date of initial effectiveness. If you disagree with our analysis, please advise the staff of the company's basis for determining that the offering is appropriately characterized as an offering that is eligible to be made under Rule 415(a)(1)(ix). Alternatively, revise your registration statement accordingly to provide that the offering will be made on a prompt and continuous basis consistent with Rule 415(a)(1)(ix).

In addition, note that when an offering is made "at the market, by or on behalf of the issuer," as is the case here, then Rule 415(a)(4) provides that such an offering must be made in compliance with Rule 415(a)(1)(x). Therefore, please also provide us with analysis of the applicability and compliance with Rule 415(a)(4) and Rule 415(a)(1)(x).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael E. Karney, at (202) 551-3847 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Michael E. Karney
        Tracey L. McNeil

        <u>Via Facsimile</u>
        Scott Lawler, Esq.
        (951) 676-4988